REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

May  4, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010

Attn:	John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services

Re:	Reed’s, Inc. Registration Statement on Form S-1 File No. 333-156908 Filed January 23, 2009

Dear Mr. Reynolds:

On behalf of Reed’s, Inc.  (the “Company” or “Reed’s”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 22, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.           We note that your registration statement appears to be incomplete with many blank spaces and missing terms as they become known.  We may have further comment.

Response:  We acknowledge that you may have further comment until the registration statement is complete.

2.           Please clarify when the board will set the subscription price and the duration of the exercise period for the stock rights.

Mr. John Reynolds
Securities and Exchange Commission
May 4, 2009

Response:  The subscription price has been set at $10.00 per share of Series B Preferred.  The duration of the exercise period shall be set prior to effectiveness of the Registration Statement on Form S-3.

3.           Please revise to indicate the maximum number of rights that can be exercised under this stock rights offering.  It appears that the maximum is 4,444,444 shares of common stock, which is $10,000,000 divided by the minimum allowable exercise price of $2.25 per share.  If true, please revise your cover page and other appropriate areas of your registration statement to include this figure, along with the number of shares outstanding that are eligible to receive stock rights to purchase one share of common stock.

Response: We have revised our disclosure to incorporate this information with regards to the new offering terms.

4.           Since there are approximately 9 million shares of common stock outstanding of your stock, please clarify in the appropriate places in your registration statement how the shares underlying the stock rights will be allocated if more than 4,444,444 shares are exercised in the basic subscription right prior to the over-subscription pro rata scheme described on page 87.  Similarly, please clarify how Maxim’s warrant affects exercise of the stock rights if either the basic subscription or over-subscription rights are oversubscribed by shareholders of the stock rights in this offering.

Response:  The terms of the offering have been revised.  As such, the basic subscription rights may no longer be over-susbcribed and Maxim is no longer involved in this offering.

5.           We note your disclosure in a number of instances that “unless our board of directors waives the maximum offering amount, we will raise no more than $10,000,000 in this offering.”  We note that you have registered a maximum of $10,000,000 of securities pursuant to this registration statement.  Supplementally advise how the company plans on raising more than $10,000,000 in the offering given the amount of securities registered on its Form S-1.  We may have further comment.

Response:  The terms of the offering have been revised.  We are registering150,000 shares of Series B Preferred at an offering price of $10.00 per share.  The maximum offering amount is $1,500,000. We will not raise more than $1,500,000 in this offering.

6.           Please clarify whether the board of directors may extend the stock rights offering beyond 20 days of the original expiration date and under what circumstances it may do so.

Response:  The Board of Directors may extend the rights offering if the offering is undersubscribed, at their sole discretion. We have revised our disclosure accordingly.

Mr. John Reynolds
Securities and Exchange Commission
May 4, 2009

7.           On page 86, you indicate that the subscription rights will not be listed for trading on any stock exchange or market.  We note, however, on the cover page, page 3, and page 12 seem to indicate that the rights are transferable and will be listed.  Please revise to clarify or remove this inconsistency.

Response:  Due to the revised terms of the offering, the rights are no longer transferable.  We have revised our disclosures for consistency accordingly.

8.           We note your statement that the stock rights will be listed on the NASDAQ Capital Market, please advise us whether they have been approved for listing by Nasdaq and/or whether you plan on filing a Form 8-A.

Response: Due to revised offering terms, the rights will not be listed on NASDAQ. We have revised our disclosures accordingly.

9.           We note that as of today your common stock price is $1.13 per share, substantially below the minimum exercise price of $2.25 per share.  We also note your disclosure that the price per share will not be less than $2.25 unless waived by our board of directors.  Please advise us how this will impact your offering or the timing of your offering.

Response:  We have revised the offering to provide for the sale of Series B Preferred in lieu of common stock.

Cover Page

10.           Please clarify here and other appropriate places in the registration statement that in order to receive any over-subscription rights, the shareholder must: 1) exercise their entire allotment of basic subscription rights; 2) that the exercise price for both the basic and over-subscription rights is the same amount; and 3) that the over-subscription rights must be exercised at the same time as the basic subscription rights.

Response:  We have revised our disclosure accordingly.

Reed’s, Inc. Condensed Balance Sheets, F-1

11.           Please revise to include an audited balance sheet for the fiscal year ended December 31, 2006 in accordance with Rule 8-02 of Regulation S-X.

Response:  No longer applicable.

Mr. John Reynolds
Securities and Exchange Commission
May 4, 2009

Exhibits, page II-4

12. We note the Form of Dealer-Manager Agreement by and between Reed’s, Inc. and Maxim Group LLC and other exhibits have yet to be filed.  We require sufficient time to review these documents prior to your request for acceleration and may have further comment.  Please file all missing exhibits with your next amendment.

Response:  We will file all missing exhibits with our next amendment.

* * * * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact Ruba Qashu, Esq. by telephone at  (949) 355-5405 or by facsimile at (949) 759-7533.

Sincerely,

REED’S, INC.

/s/ Christopher J. Reed
Christopher J. Reed
Chief Executive Officer